AB 3/11

15047682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., D.C. 194

SEC FILE NUMBER
8- 53403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVIGANT CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lenart (312) 583-4185
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph, Suite 5500 (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[handwritten initials] 3/12/15

OATH OR AFFIRMATION

I, Brian Lenart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigant Capital Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER A INGEWALDSON
Notary Public - State of Illinois
My Commission Expires Feb 23, 2017

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navigant Capital Advisors, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIGANT CAPITAL ADVISORS, LLC

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Sole Member
Navigant Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Navigant Capital Advisors, LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2015

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	55,835
Prepaid expense		4,027
Property and equipment, net		1,432
Total assets	$	61,294

Liabilities and Member's Equity

Payable to the parent company		8,601
Total liabilities	$	8,601
Member's equity		52,693
Total liabilities and member's equity	$	61,294

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2014

Revenues:		
Revenues	$	2,135
Total revenues		2,135
General and administrative expenses:		
Bad debt recovery		(987)
Depreciation expense		436
Professional fees		169,088
Other general and administrative expense		59
Total general and administrative expenses		168,596
Net loss	$	(166,461)

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2014

		Capital	Accumulated earnings	Distributed to member		Total
Balance at December 31, 2013	$	55,000	41,999,154	(41,300,000)	$	754,154
Net loss		—	(166,461)	—		(166,461)
Distributions to member		—	—	(535,000)		(535,000)
Balance at December 31, 2014	$	55,000	41,832,693	(41,835,000)	$	52,693

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(166,461)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		436
Changes in assets and liabilities:		
Accounts receivable		100,525
Prepaid expense		53,721
Payable to parent company		(359,534)
Accrued liabilities		(9,097)
Unearned revenue		(18,182)
Net cash used in operating activities		(398,592)
Cash flows from financing activity:		
Distribution to member		(535,000)
Net decrease in cash		(933,592)
Cash at beginning of year		989,427
Cash at end of year	$	55,835

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2014

(1) Organization

Navigant Capital Advisors, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc. (the Parent). The Company was organized as a limited liability company. The Parent is registered with the Securities and Exchange Commission (the SEC), and the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services for private placements and mergers and acquisitions.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company recognizes revenue for consulting work that culminates in a securities transaction, for which the Company is engaged to provide services in connection with the transaction. The closing of this transaction would involve the exchange of securities between two or more parties, and the Company is generally compensated in the form of success fees based on a percentage of the total transaction amount. These revenue amounts are generally contingent on a specific event, and the revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognizes revenue as the related professional services are provided. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services, including nonrefundable retainers. The recognition of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expended based on (i) objectively determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs that are billed to customers. These reimbursable costs are recorded as a component of costs of services.

(d) Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2014.

(3) Related-Party Transactions

The Company has a service agreement (the Agreement) with the Parent. Under the terms of the Agreement, the Parent provides the Company with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. The Company, on a periodic basis, pays the Parent for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage markup for fringe benefits, facilities, and operating expenses based upon the terms of the Agreement.

During the year ended December 31, 2014, the Company did not incur any costs under the Agreement.

In addition, the Company has a policy that assigns to the Parent revenues for consulting work that does not culminate in a securities transaction (note 2(c)). Cash receipts for this type of work by the Company result in the Company owing the Parent for amounts received. Also, during the prior year the practitioners working for the Company resigned leading to net loss for the year ended December 31, 2014 . The Company is currently in the process of filling necessary resource needs in order to reestablish operations. Until the Company is able to do so, the parent company has agreed to provide continuing financial support to fund the Company's operations for at least one year from the date the financial statements are issued.

(4) Property and Equipment

The Company records property and equipment at cost. The Company computes depreciation on property and equipment using the straight-line method based on the estimated useful lives of the assets. As of December 31, 2014, the Company's property and equipment related to software and furniture, which had estimated useful lives of three years and seven years, respectively. The Company's property and equipment, net, as of December 31, 2014 consisted of the following:

Property and equipment, at cost	$	85,356
Accumulated depreciation		(83,924)
Property and equipment, net	$	1,432

(5) Net Capital Requirements under SEC Rule 15c3-1

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, under the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $47,234, which exceeded the required net capital by $42,234 and its ratio of aggregate indebtedness to net capital was 0.18 to 1.

(6) Reserve Requirement under SEC Rule 15c3-3

The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(7) Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(8) Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2014 that would have a material impact on the Company's results of operations or financial condition.

(9) Income Taxes

As the Company is organized as a single-member limited liability company and is disregarded as an entity for tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2014 would have been calculated at a federal effective income tax rate of 35%.

Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report deferred tax assets or deferred tax liabilities in its financial statements. Rather, the Parent reports any related deferred tax items in its consolidated financial statements. If the Company was a stand-alone entity, as of December 31, 2014, the deferred tax asset would have been immaterial in amount and there would have been no deferred tax liabilities, net operating losses, or valuation allowances.

Schedule I

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

Computation of net capital:		
Total member's equity	$	52,693
Deduct:		
Nonallowable assets:		
Prepaid expense		4,027
Property and equipment, net		1,432
Total nonallowable assets		5,459
Net capital		47,234
Minimum net capital requirement		5,000
Net capital in excess of requirement	$	42,234
Ratio of aggregate indebtedness to net capital		.18
Aggregate indebtedness (1)	$	8,601

(1) Aggregate indebtedness consists of payable to parent company.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014 filed by Navigant Capital Advisors, LLC in its Form X-17A-5 with the Financial Industry Regulatory Authority (FINRA) on January 29, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

NAVIGANT CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3(a) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the SEC because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Sole Member
Navigant Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 – Exemption Report (the Exemption Report), in which (1) Navigant Capital Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 27, 2015

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Sole Member
Navigant Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Navigant Capital Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the check requisition and corresponding clearing bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the Company's general ledger trial balance and supporting schedules provided by management, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the Company's general ledger trial balance and supporting schedules provided by management, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2015

Navigant Capital Advisors

Rule 15c3-3 Exemption Report

For the Year Ended December 31, 2014

Navigant Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the year ended December 31, 2014, without exception.

Executed by the person who made the oath or affirmation under SEC Rule 17a-5(e)(2)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

853403 FINRA DEC
Navigant Capital Advisors LLC 16'16
30 S Wacker DR STE 3100
Chicago, IL 60606-7444

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5

B. Less payment made with SIPC-6 filed (**exclude interest**) (5)
7/28/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navigant Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 15.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No. | **Eliminate cents**

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,135
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,135
2e. General Assessment @ .0025	$ 5

(to page 1, line 2.A.)